

Mail Stop 4631

September 16, 2010

via U.S. mail and facsimile

Kenneth W. Smith
Senior Vice President and Chief Financial Officer
Gibraltar Industries, Inc.
3556 Lake Shore Road, P.O. Box 2028
Buffalo, New York 14219

      RE: Gibraltar Industries, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              File No. 0-22462

Dear Mr. Smith:

We have reviewed your response letter dated August 18, 2010 and have the following additional comments. In our comments, we have asked you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Note 5. Goodwill and Related Intangible Assets, page 59

1. In regard to your response to prior comment 1, please confirm that you will provide the additional disclosures we requested in your Form 10-Q for the period ended September 30, 2010 as well as in other future filings, to the extent applicable. In regard to other material and useful information, please confirm that you will discuss the reconciliation of your estimated fair value to your market capitalization and will address the factors that you believe have resulted in your net book value exceeding your market capitalization.

2. We note your response to prior comment 2 and understand that performing a goodwill impairment analysis requires you to utilize various assumptions and requires considerable judgment. We urge you to continue to carefully consider all relevant facts and circumstances in determining when to test goodwill for impairment and in determining the fair value of your reporting units in the future.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Item 4. Controls and Procedures, page 39

(b) Changes in Internal Control over Financial Reporting, page 39

3. We note the disclosure in the second paragraph under this heading that "[t]here have been no other changes in the Company's internal control over financial reporting (as defined by Rule 13a-15(f)) that occurred during the period covered by this Quarterly Report on Form 10-Q that have materially affected the Company's internal control over financial reporting." Please advise us as to whether implementation of the new enterprise resource planning systems constituted a change in your internal control over financial reporting that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please also comply with this comment in future filings by providing an affirmative statement as to whether there were any changes described in Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Anne McConnell, Staff Accountant, at (202) 551-3709, or in her absence, me at (202) 551-3768, if you have questions regarding our comments on the financial statements and related items. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief